FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information

Item 1

Banco Santander, S.A. (“Santander”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces the following:

OTHER RELEVANT INFORMATION

Santander hereby advises that the presentation of Grupo Santander’s results for the First Quarter of 2021 will take place tomorrow, Wednesday April 28, 2021. A presentation will be given to analysts via webcast at 10:00 a.m. (Madrid time). Likewise, at 12:00 p.m. (Madrid time), a presentation will be given to media via video conference.

The presentation to analysts can be followed online on Santander’s corporate website, www.santander.com, and will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), April 27, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 27, 2021	By:	/s/ Pedro de Mingo Kaminouchi
		Name:	Pedro de Mingo Kaminouchi
		Title:	Head of Regulatory Compliance